EXHIBIT 99.2

Roomlinx files Fiscal Year Ended 2006 10k

•	2006 Audited financials show positive numbers

DENVER, CO (MARKET WIRE)—July 9th, 2008 – Roomlinx, Inc. (OTC: RMLX - News), the hospitality in-room expert providing Internet-based Business, Media and Entertainment solutions announced that it is filing today its Form 10-KSB for the fiscal year ended December 31, 2006 with the Securities Exchange Commission on the SEC EDGAR online site. This filing represents the completion of a significant milestone by the Company toward its commitment to bringing all SEC filings current.

Based on the audited results, Roomlinx revenue for 2006 was $2,212,840, as compared to $2,323,090 in 2005. Audited gross profit for year ending December 31, 2006 was $707,195 as compared to $212,802 in 2005.  EBITDA for year ending December 31, 2006 was a loss of $172,950 as compared to a loss of $1,419,080 in 2005.   Roomlinx incurred $204,848 of non cash expenses for year ending 2006, which caused the EBITDA numbers to be negative.  Net Income for 2006 was a positive $25,529 as compared to a loss of $4,231,806 in 2005.

CEO, Mike Wasik stated, “I became the CEO and Interim CFO of Roomlinx in late 2005 and our team was able go from a significant loss in 2005 to a Net Income gain in 2006.  This achievement coupled by our ability to complete the 2006 10K and 2006 10Qs confirms our commitment to bringing our SEC filings current and is further evidence of our dedication to building a profitable company. We appreciate that maximizing shareholder value requires both a successful business and the best possible trading platform possible. Roomlinx shareholders deserve both and we will do what it takes to deliver nothing less.”

About Roomlinx, Inc.

Roomlinx is the hospitality in-room expert providing in-room Media, Entertainment and Business solutions designed to increase revenues and brand loyalty for hotels, resorts, and timeshare properties, utilizing premium content and applications demanded by today’s traveler. For more information, visit www.roomlinx.com.

Safe Harbor Cautionary Statement

Certain statements in this news release, including statements that we "believe," "expect," "intend," "plan" or words of similar import, are forward-looking information within the meaning of Rule 175 under the Securities Act of 1933 and Rule 3b-6 under the Securities Exchange Act of 1934, and are subject to the safe harbor created by those rules. All statements, other than statements of fact, included in this release, including, without limitation, statements regarding potential future plans, new products and services and objectives of the company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. This information is qualified in its entirety by cautionary statements and risk factors disclosure contained in certain of the Company's Securities and Exchange Commission filings available at http://www.sec.gov, which you should carefully review. Roomlinx does not assume any obligation to update or revise any forward-looking statements, whether as the result of new development or otherwise.